EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended March 31, 2019 compared to three months ended March 31, 2018

During the three months ended March 31, 2019 and March 31, 2018, Danaos had an average of 55 containerships. Our fleet utilization for the three months ended March 31, 2019 was 98.2% compared to 95.6% for the three months ended March 31, 2018.

Operating Revenues

Operating revenues increased by 0.9%, or $1.0 million, to $112.9 million in the three months ended March 31, 2019 from $111.9 million in the three months ended March 31, 2018.

Operating revenues for the three months ended March 31, 2019 reflect:

•   $0.9 million increase in revenues due to higher fleet utilization of our vessels in the three months ended March 31, 2019 compared to the three months ended March 31, 2018.

•   $0.1 million increase in revenues in the three months ended March 31, 2019 compared to the three months ended March 31, 2018 due to the re-chartering of certain of our vessels at higher rates.

Voyage Expenses

Voyage expenses increased by $0.1 million, to $3.3 million in the three months ended March 31, 2019 from $3.2 million in the three months ended March 31, 2018.

Vessel Operating Expenses

Vessel operating expenses decreased by 3.4%, or $0.9 million, to $25.9 million in the three months ended March 31, 2019 from $26.8 million in the three months ended March 31, 2018. The average daily operating cost per vessel for vessels on time charter was $5,636 per day for the three months ended March 31, 2019 compared to $5,849 per day for the three months ended March 31, 2018. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

Depreciation

Depreciation expense decreased by 12.2%, or $3.3 million, to $23.8 million in the three months ended March 31, 2019 from $27.1 million in the three months ended March 31, 2018 mainly due to decreased depreciation expense for ten vessels for which we recorded an impairment charge on December 31, 2018.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.4 million, to $2.2 million in the three months ended March 31, 2019 from $1.8 million in the three months ended March 31, 2018. The increase was mainly due to an increased number of vessels dry-docked.

General and Administrative Expenses

General and administrative expenses increased by $1.7 million, to $6.9 million in the three months ended March 31, 2019, from $5.2 million in the three months ended March 31, 2018. The increase was mainly due to increased share based compensation and professional fees.

Interest Expense and Interest Income

Interest expense decreased by 21.9%, or $5.0 million, to $17.8 million in the three months ended March 31, 2019 from $22.8 million in the three months ended March 31, 2018. The decrease in interest expense is attributable to:

•   $a 11.4 million decrease in interest expense on two of our credit facilities for which we have recognized an interest expense accrual, which has been classified on our balance sheet under “Accumulated accrued interest” and represents future interest expense for the relevant facilities that has been recognized in advance as a result of the application of Troubled Debt Restructuring (“TDR”) accounting in connection with our 2018 debt refinancing;

•   a $4.0 million increase in interest expense due to an increase in debt service cost of approximately 2.3%, partially offset by a $645.1 million decrease in our average debt, to $1,656.3 million in the three months ended March 31, 2019, compared to $2,301.4 million in the three months ended March 31, 2018; and

•   a $2.4 million increase in the amortization of deferred finance costs and debt discount related to our 2018 debt refinancing.

As of March 31, 2019, debt outstanding, gross of deferred finance costs, was $1,641.7 million compared to $2,299.9 million as of March 31, 2018.

Interest income increased by $0.2 million to $1.6 million in the three months ended March 31, 2019 compared to $1.4 million in the three months ended March 31, 2018.

Other Finance Costs, net

Other finance costs, net decreased by $0.7 million to $0.3 million in the three months ended March 31, 2019 compared to $1.0 million in the three months ended March 31, 2018 mainly due to decreased exit fees expenses.

Equity income/(loss) on investments

Equity income/(loss) on investments decreased by $0.1 million to a $0.1 million loss on investments in the three months ended March 31, 2019 and relates to the operating performance of Gemini Shipholdings Corporation, in which the Company has a 49% shareholding interest.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended March 31, 2019 and 2018.

Other income/(expenses), net

Other income/(expenses), net was nil in the three months ended March 31, 2019 compared to $9.4 million in expenses in the three months ended March 31, 2018 mainly due to $9.6 million of refinancing-related professional fees in the prior period.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006, common stock sale in August 2010 and the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings.

Under our existing multi-year charters as of March 31, 2019, we had contracted revenues of $272.4 million for the remainder of 2019, $354.5 million for 2020 and, thereafter, approximately $0.9 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure, to meet their obligations under these charters.

As of March 31, 2019, we had cash and cash equivalents of $81.3 million. As of March 31, 2019, we had no remaining borrowing availability under our credit facilities. As of March 31, 2019, we had $1,641.7 million of outstanding indebtedness gross of deferred finance costs. We are obligated to make quarterly fixed amortization payments, totaling $112.6 million to March 31, 2020, and quarterly variable amortization payments on this outstanding indebtedness.

The Company entered into an agreement with certain of the lenders holding approximately $2.2 billion of debt maturing on December 31, 2018 for a debt refinancing transaction (the “2018 Refinancing”) which was consummated on August 10, 2018. The debt refinancing involved the Company’s entry into new credit facilities, which we refer to as the New 2018 Credit Facilities, including the amendment and restatement of certain previous credit facilities, resulting in a $551 million reduction in our debt, reset financial and certain other covenants, modified interest rates and amortization profiles and the extension of debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024). In the 2018 Refinancing, the Company issued to certain of its lenders an aggregate of 7,095,877 shares (99,342,271 shares before the 1-for-14 reverse stock split effected on May 2, 2019) of the Company’s common stock on the closing date of the 2018 Refinancing, representing 47.5% of the Company’s issued and outstanding common stock immediately after giving effect to such issuance. The issuance ratably diluted existing holders of the Common Stock. See the Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 5, 2019.

Under the New 2018 Credit Facilities, we are required to apply a substantial portion of our cash from operations to the repayment of principal under such facilities. See Note 9 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included in this report. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations.

We have not paid a dividend since 2008, when our board of directors determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. In addition, under the New 2018 Credit Facilities we are not permitted to pay dividends, until (1) we receive in excess of $50 million in net cash proceeds from offerings of common stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility. After these conditions are satisfied, under the New 2018 Credit Facilities we will be permitted to pay dividends if an event of default has not occurred and is continuing or would occur as a result of the payment of such dividend, and we remain in compliance with the financial and other covenants thereunder. To the extent our credit facilities permit us to pay dividends, any dividend payments will be subject to us having sufficient available excess cash and distributable reserves, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and the discretion of our board of directors.

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. See Note 7, “Other Non-current Assets” to our unaudited condensed consolidated financial statements included in this report.

In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine (“HMM”), which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels currently employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, the Company sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million resulting in a loss on sale of $2.4 million. The sale of these notes resulted in the transfer of all held to maturity securities into the available for sale securities and recognizing unrealized holding losses of $37.0 million for all remaining HMM and ZIM notes in accumulated other comprehensive income/(loss) as of March 31, 2019. See Note 7, “Other Non-current Assets” to our unaudited condensed consolidated financial statements included in this report.

In connection with the 2018 Refinancing, DIL, our largest stockholder, contributed $10 million to us on the closing date of the 2018 Refinancing, for which DIL did not receive any shares of common stock or other interests in us.  In connection with the 2018 Refinancing, we undertook to refinance two of our 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, which was completed on April 12, 2019 through a sale and leaseback arrangement with a term of five years at the end of which we will reacquire the vessels. The net proceeds amounting to $144.8 million were applied pro rata to repay the existing credit facilities secured by mortgages on such vessels.

We have agreed to install scrubbers on seven of our vessels with estimated total costs amounting to approximately $21.6 million as of March 31, 2019, of which $6.3 million was paid as advances before March 31, 2019, and subsequently we have exercised our option to install the scrubbers on two more vessels for total additional estimated costs of approximately $6.3 million.

Cash Flows

	Three Months	Three Months
	ended	ended
	March 31, 2019	March 31, 2018
	(In thousands)
Net cash provided by operating activities	$59,002	$35,589
Net cash used in investing activities	$(1,667)	$(716)
Net cash used in financing activities	$(53,301)	$(41,601)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $23.4 million, to $59.0 million provided by operating activities in the three months ended March 31, 2019 compared to $35.6 million provided by operating activities in the three months ended March 31, 2018. The increase was the result mainly of a $9.5 million decrease in net other expenses, a $8.5 million decrease in net finance costs, lower payments for dry-docking and special survey costs by $6.3 million and a $0.7 million increase in operating revenues, which were partially offset by a $1.6 million change in working capital in the three months ended March 31, 2019 compared to the three months ended March 31, 2018.

Net Cash Used in Investing Activities

Net cash flows used in investing activities increased by $1.0 million, to $1.7 million used in investing activities in the three months ended March 31, 2019 compared to $0.7 million used in investing activities in the three months ended March 31, 2018 due to the increase in advances for vessel additions.

Net Cash Used in Financing Activities

Net cash flows used in financing activities increased by $11.7 million, to $53.3 million used in financing activities in the three months ended March 31, 2019 compared to $41.6 million used in financing activities in the three months ended March 31, 2018 mainly due to the increase in payments of accumulated accrued interest related to carrying amount of debt and increased finance costs related to loan arrangement fees.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, refinancing professional fees and stock based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three Months	Three Months
	ended	ended
	March 31, 2019	March 31, 2018
	(In thousands)
Net income	$33,443	$14,992
Depreciation	23,766	27,060
Amortization of deferred drydocking & special survey costs	2,191	1,843
Amortization of deferred realized losses of cash flow interest rate swaps	893	911
Amortization of finance costs and debt discount	4,959	2,601
Finance costs accrued (Exit Fees under our Bank Agreements)	167	750
Interest income	(1,596)	(1,375)
Interest expense	12,885	20,248
EBITDA	76,708	67,030
Refinancing professional fees	—	9,608
Stock based compensation	830	—
Adjusted EBITDA	$77,538	$76,638

EBITDA increased by $9.7 million, to $76.7 million in the three months ended March 31, 2019 from $67.0 million in the three months ended March 31, 2018. This increase was mainly attributed to a $9.5 million decrease in net other expenses and a $1.0 million increase in operating revenues, which were partially offset by a $0.8 million increase in operating expenses in the three months ended March 31, 2019 compared to the three months ended March 31, 2018.

Adjusted EBITDA increased by $0.9 million, to $77.5 million in the three months ended March 31, 2019 from $76.6 million in the three months ended March 31, 2018. This increase was mainly attributed to a $1.0 million increase in operating revenues and to a $0.1 million decrease in operating performance on our equity investments in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. Adjusted EBITDA for the three months ended March 31, 2019 is adjusted for $0.8 million of stock based compensation.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet and the 2018 Refinancing, which are described in Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 5, 2019. The following summarizes certain terms of our credit facilities:

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland $475.5 mil. Facility (2)	$471.0

The Progress C (ex Hyundai Progress), the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America (ex CSCL America), the CMA CGM Melisande, the Maersk Enping, the Express Berlin, the Le Havre (ex CSCL Le Havre) and the Derby D

HSH Nordbank—Aegean Baltic Bank—Piraeus Bank $382.5 mil. Facility (2)	$379.5

The Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance, the Europe, the Dimitra C (ex Priority), the Maersk Exeter, the Express Rome, the CMA CGM Rabelais, the Pusan C (ex CSCL Pusan) and the ANL Tongala (ex Deva)

Citibank $114 mil. Facility	$107.5	The CMA CGM Moliere, the CMA CGM Musset , the Hyundai Honour and the Hyundai Respect
Citibank $123.9 mil. Facility	$121.0	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston, the Hyundai Honour and the Hyundai Respect
Citibank $120 mil. Facility (2)	$111.3	The Colombo, the YM Seattle, the YM Vancouver, the Singapore and the Express Athens
Citibank—Eurobank $37.6 mil. Facility	$33.5	The MSC Ambition
Club Facility $206.2 mil.	$198.9	The Zim Dalian, the Express Brazil, the YM Maturity, the Express Black Sea, the CMA CGM Attila, the Hyundai Honour and the Hyundai Respect
Credit Suisse $171.8 mil. Facility	$163.9	The Zim Luanda, the CMA CGM Nerval, the YM Mandate, the Hyundai Honour and the Hyundai Respect
Sinosure—Cexim—Citibank—ABN Amro $203.4 mil. Facility	$57.6	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)         As of March 31, 2019.

(2)         These credit facilities are also secured by a second priority lien on the CMA CGM Tancredi, the CMA CGM Bianca, the CMA CGM Samson and the MSC Ambition.

As of March 31, 2019, there was no remaining borrowing availability under our credit facilities. We were in compliance with the financial covenants of the credit facilities as of March 31, 2019 and December 31, 2018.

For additional details regarding the 2018 Refinancing and New 2018 Credit Facilities and the Sinosure-CEXIM Credit Facility, please refer to Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 5, 2019.

Reverse Stock Split

At our Special Meeting of Stockholders on March 5, 2019, our shareholders approved an amendment to our Restated Articles of Incorporation to effect a reverse stock split of our issued and outstanding shares of common stock with the exact ratio to be determined by our Board of Directors. On April 16, 2019, our Board of Directors determined to effect a reverse stock split of the issued and outstanding shares of common stock by a ratio of 1-for-14. The reverse stock split occurred, and our common stock began trading on a split adjusted basis as of the opening of trading on the NYSE on May 2, 2019 under our existing trading symbol “DAC”. The reverse stock split reduced the number of our outstanding shares of common stock from 213,324,455 to 15,237,456 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of our common stock received a cash payment in lieu of such fractional share. The par value and other terms of our common stock were not affected by the reverse stock split.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 10, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three months ended March 31, 2019 and 2018.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of March 31, 2019.

•          on an actual basis; and

•        on an as adjusted basis to reflect in the period from April 1, 2019 to May 13, 2019 debt repayments of $3.4 million related to our Sinosure-CEXIM-Citi-ABN Amro credit facility; recognition of new debt related to sale and leaseback transaction of $145.4 million and repayment of existing facilities of $144.8 million; and to reflect a grant of 137,944 shares of restricted stock to employees of the Manager.

	As of March 31, 2019
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Total debt (1)	$1,600,621	$1,597,814
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 15,237,456 shares (213,324,455 shares before 1-for-14 reverse stock split of May 2, 2019) issued and outstanding actual and 15,375,400 shares issued and outstanding as adjusted (2)(3)	152	154
Additional paid-in capital (3)	728,392	728,392
Accumulated other comprehensive loss	(118,422)	(118,422)
Retained earnings	115,292	115,292
Total stockholders’ equity	725,414	725,416
Total capitalization	$2,326,035	$2,323,230

(1)                                 Net of deferred finance costs of $41.1 million and excluding accumulated accrued interest of $224.7 million outstanding as of March 31, 2019. All of our indebtedness is secured and guaranteed by the Company.

(2)                                 Actual issued and outstanding common stock includes 298,774 shares of restricted stock (4,182,832 shares before the 1-for-14 reverse stock split) granted to executive officers on September 14, 2018, 50% of which are scheduled to vest on December 31, 2019 and 50% of which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms. As adjusted issued and outstanding common stock further includes 137,944 shares of restricted stock granted to employees of the Manager on May 10, 2019, 50% of which are scheduled to vest on December 31, 2019 and 50% of which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms.

(3)                                 On May 2, 2019, the Company effected a one-for-fourteen (1-for-14) reverse split of its common stock. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 213,324,455 to 15,237,456 and affected all issued and outstanding shares of common stock. The par value and other terms of the Company’s common stock were not affected by the reverse stock split. All share information have been retroactively adjusted to reflect the stock split and the incremental reduction in the aggregate par value of all issued and outstanding shares of common stock of $1,981 thousand has been reflected as a reduction to “Common stock” and a corresponding increase in “Additional paid-in capital” on the Company’s balance sheet.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the effects of the refinancing transactions; Danaos’ ability to achieve the expected benefits of the 2018 Refinancing and comply with the terms of its new credit facilities and other agreements entered into in connection with the 2018 Refinancing; the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		March 31,	December 31,
	Notes	2019	2018
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$81,309	$77,275
Accounts receivable, net		7,443	9,225
Inventories		9,493	8,884
Prepaid expenses		1,674	1,214
Due from related parties	15	20,084	17,970
Other current assets		5,064	5,182
Total current assets		125,067	119,750
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $767,690 (2018: $743,924)	4	2,456,891	2,480,329
Deferred charges, net	5	10,961	13,031
Investments in affiliates	6	7,279	7,363
Other non-current assets	7	64,204	59,369
Total non-current assets		2,539,335	2,560,092
Total assets		$2,664,402	$2,679,842

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$10,418	$10,477
Accrued liabilities	8	12,799	11,770
Current portion of long-term debt, net	9	112,588	113,777
Accumulated accrued interest, current portion		35,543	35,782
Unearned revenue		19,899	19,753
Other current liabilities	9	23,988	31,142
Total current liabilities		215,235	222,701

LONG-TERM LIABILITIES
Long-term debt, net	9	1,488,033	1,508,108
Accumulated accrued interest, net of current portion		189,177	200,574
Unearned revenue, net of current portion		38,196	41,730
Other long-term liabilities	9	8,347	15,876
Total long-term liabilities		1,723,753	1,766,288
Total liabilities		1,938,988	1,988,989

Commitments and Contingencies	11	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of March 31, 2019 and December 31, 2018)	12	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of March 31, 2019 and December 31, 2018. 15,237,456 shares (213,324,455 shares before 1-for-14 reverse stock split) issued and outstanding as of March 31, 2019 and December 31, 2018)	12, 16	152	152
Additional paid-in capital		728,392	727,562
Accumulated other comprehensive loss	7, 10	(118,422)	(118,710)
Retained earnings		115,292	81,849
Total stockholders’ equity		725,414	690,853
Total liabilities and stockholders’ equity		$2,664,402	$2,679,842

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended
		March 31,
	Notes	2019	2018

OPERATING REVENUES	13	$112,891	$111,854

OPERATING EXPENSES
Voyage expenses	15	(3,270)	(3,161)
Vessel operating expenses		(25,871)	(26,849)
Depreciation		(23,766)	(27,060)
Amortization of deferred drydocking and special survey costs	5	(2,191)	(1,843)
General and administrative expenses	15	(6,869)	(5,182)
Income From Operations		50,924	47,759

OTHER INCOME (EXPENSES):
Interest income		1,596	1,375
Interest expense		(17,843)	(22,849)
Other finance expenses		(324)	(971)
Equity income/(loss) on investments	6	(84)	(26)
Other income/(expense), net	9	67	(9,385)
Loss on derivatives	10	(893)	(911)
Total Other Expenses, net		(17,481)	(32,767)

Net Income		$33,443	$14,992

EARNINGS PER SHARE
Basic earnings per share		$2.24	$1.91
Diluted earnings per share		$2.19	$1.91
Basic weighted average number of common shares (in thousands)	1, 14	14,939	7,843
Diluted weighted average number of common shares (in thousands)	1, 14	15,237	7,843

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended
		March 31,
	Notes	2019	2018

Net income for the period		$33,443	$14,992
Other comprehensive income/(loss):
Unrealized gain/(loss) on available for sale securities	7	(605)	1,452
Amortization of deferred realized losses on cash flow hedges	10	893	911
Total Other Comprehensive Income		288	2,363
Comprehensive Income		$33,731	$17,355

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars)

	Common Stock			Accumulated
	Number of shares	Par value	Additional paid-in capital	other comprehensive loss	Retained earnings	Total
As of December 31, 2017	7,843	$78	$547,918	$(114,076)	$114,785	$548,705
Net Income	—	—	—	—	14,992	14,992
Net movement in other comprehensive income	—	—	—	2,363	—	2,363
As of March 31, 2018	7,843	$78	$547,918	$(111,713)	$129,777	$566,060

	Common Stock			Accumulated
	Number of shares	Par value	Additional paid-in capital	other comprehensive loss	Retained earnings	Total
As of December 31, 2018	15,237	$152	$727,562	$(118,710)	$81,849	$690,853
Net Income	—	—	—	—	33,443	33,443
Stock compensation	—	—	830	—	—	830
Net movement in other comprehensive income	—	—	—	288	—	288
As of March 31, 2019	15,237	$152	$728,392	$(118,422)	$115,292	$725,414

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS  OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended
	March 31,
	2019	2018

Cash Flows from Operating Activities
Net income	$33,443	$14,992

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	23,766	27,060
Amortization of deferred drydocking and special survey costs	2,191	1,843
Amortization of finance costs	3,150	2,601
Exit fee accrued on debt	167	750
Debt discount amortization	1,809	—
PIK interest	840	—
Payments for drydocking and special survey costs deferred	(121)	(6,393)
Amortization of deferred realized losses on interest rate swaps	893	911
Stock based compensation	830	—
Equity (income)/loss on investments	84	26
(Increase)/Decrease in
Accounts receivable	1,782	(239)
Inventories	(609)	(268)
Prepaid expenses	(460)	(149)
Due from related parties	(2,114)	(1,681)
Other assets, current and non-current	(3,983)	(4,614)
Increase/(Decrease) in
Accounts payable	(59)	3,075
Accrued liabilities	977	3,561
Unearned revenue, current and long-term	(3,388)	(5,692)
Other liabilities, current and long-term	(196)	(194)
Net Cash provided by Operating Activities	59,002	35,589

Cash Flows from Investing Activities
Vessels additions	(328)	(716)
Advances for vessels additions	(1,339)	—
Net Cash used in Investing Activities	(1,667)	(716)

Cash Flows from Financing Activities
Payments of long-term debt	(29,714)	(41,601)
Payments of accumulated accrued interest	(9,100)	—
Finance costs	(14,487)	—
Net Cash used in Financing Activities	(53,301)	(41,601)

Net Increase/(Decrease) in cash, cash equivalents and restricted cash	4,034	(6,728)
Cash, cash equivalents and restricted cash at beginning of period	77,275	69,707
Cash, cash equivalents and restricted cash at end of period	$81,309	$62,979

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1                              Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 12, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position as of March 31, 2019, the condensed consolidated results of operations for the three months ended March 31, 2019 and 2018 and the condensed consolidated cash flows for the three months ended March 31, 2019 and 2018. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2018. The results of operations for the three months ended March 31, 2019, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates. The consolidated companies are referred to as “Danaos,” or “the Company.”

On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in the accompanying condensed consolidated financial statements (unaudited) give effect to this reverse stock split retroactively, for all periods presented.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of March 31, 2019, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Maersk Enping	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Maersk Exeter	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	MSC Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	ANL Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200

(1)                                 Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2                              Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 5, 2019. During the three months ended March 31, 2019, other than the following, there were no other significant changes made to the Company’s significant accounting policies:

Changes in Accounting Principles:

Leases

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 applies to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components are governed by ASC 842 while revenue related to non-lease components are subject to ASC 606. In March 2018, the FASB tentatively approved a proposed amendment to ASU 842, that provide entities the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to retained earnings on the effective date of the ASU. In addition, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. As adopted by the Accounting Standards Update No. 2018-11 in July 2018, this practical expedient allows lessors to elect and account for the combined component based on its predominant characteristic. ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In July 2018, the FASB issued Accounting Standards Update No. 2018-10, “Codification Improvements to Topic 842, Leases” and in December 2018 the Accounting Standards Update No. 2018-20 “Narrow-scope improvements for lessors”, which further improve and clarify ASU 2016-02.

The Company adopted this standard on January 1, 2019 using the modified retrospective method. The Company derives its revenue from the time charters and bareboat charters of its vessels that are classified as operating leases. These charters involve placing the vessels at charterers use for a period of time in return for daily hire rates, which include lease component related to the right of use of the vessels and non-lease components primarily related to the operating expenses of the vessels paid by the Company. The revenue earned based on these charters is not negotiated in separate components. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore the Company elected practical expedients, which allow entities not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases (iii) reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component provided the criteria are met. The adoption of this standard did not have a material effect on the condensed consolidated financial statements since the Company is primarily a lessor and the accounting for lessors is largely unchanged under this standard.

Recent Accounting Pronouncements:

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. In December 2018, the FASB issued Accounting Standards Update No. 2018-19 “Codification improvements to Topic 326”, which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company’s consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3                              Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of	As of	As of
	March 31, 2019	December 31, 2018	December 31, 2017
Cash and cash equivalents	$81,309	$77,275	$66,895
Restricted cash	—	—	2,812
Total	$81,309	$77,275	$69,707

The Company was required to maintain cash of $2.8 million as of December 31, 2017 in retention bank accounts as a collateral for the upcoming scheduled debt payments of its KEXIM-ABN Amro credit facility, which were recorded under current assets in the Company’s Condensed Consolidated Balance Sheets. This credit facility was fully repaid in July 2018.

4              Fixed assets, net

As of December 31, 2018, the Company recorded an impairment loss of $210.7 million in relation to ten of its vessels that are held and used. Fair value of each vessel was determined by management with the assistance from valuations obtained by third party independent shipbrokers.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $378.2 million as of March 31, 2019 and as of December 31, 2018. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

In connection with the 2018 debt refinancing, the Company has undertaken to seek to refinance two of its 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, which refinancing was completed on April 12, 2019 through a sale and leaseback arrangement with a term of five years at the end of which the Company will reacquire the vessels. The net proceeds amounting to $144.8 million were applied pro rata to repay the existing credit facilities secured by mortgages on such vessels. See Note 16 “Subsequent Events” for further details.

5              Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2018	$8,962
Additions	13,306
Amortization	(9,237)
As of December 31, 2018	13,031
Additions	121
Amortization	(2,191)
As of March 31, 2019	$10,961

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5              Deferred Charges, net (Continued)

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years.  If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6              Investments in affiliates

In August 2015, an affiliated company Gemini Shipholdings Corporation (“Gemini”) was formed by the Company and Virage International Ltd. (“Virage”), a company controlled by the Company’s largest shareholder. Gemini acquired a 100% interest in entities with capital leases for the Suez Canal and Genoa and that own the container vessels Catherine C and Leo C. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $19.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. As of March 31, 2019, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	Catherine C	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	Leo C	2002	6,422	February 4, 2016

The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under “Equity income on investments” in the condensed consolidated statements of income. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, to the extent permitted under its credit facilities. The net assets of Gemini total $14.9 million as of March 31, 2019. The Company’s exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	As of	As of
	March 31, 2019	December 31, 2018
Current assets	$6,868	$8,327
Non-current assets	$41,659	$41,155
Current liabilities	$8,933	$5,201
Non-current liabilities	$24,740	$29,254

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
Net operating revenues	$3,710	$3,945
Net loss	$(173)	$(54)

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7                              Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of	As of
	March 31, 2019	December 31, 2018
Available for sale securities:
ZIM notes, net	$21,412	$21,044
HMM notes, net	7,935	7,847
Equity participation ZIM	—	—
Advances for vessels additions	$6,759	$5,420
Other assets	28,098	25,058
Total	$64,204	$59,369

Equity participation in ZIM and interest bearing unsecured ZIM notes maturing in 2023, which consist of $8.8 million Series 1 Notes and $41.1 million of Series 2 Notes, were obtained after the charter restructuring agreements with ZIM in July 2014. Interest bearing senior unsecured HMM notes consist of $32.8 million Loan Notes 1 maturing in July 2024 and $6.2 million Loan Notes 2 maturing in December 2022, which were obtained after the charter restructuring agreements with HMM in July 2016. As of December 31, 2016, the Company has recorded an impairment loss on its equity participation in ZIM amounting to $28.7 million, thus reducing its book value to nil and $0.7 million impairment loss on ZIM notes.

See Note 7 “Other Non-current Assets” to the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2018 for further details.

The unrealized losses, which were recognized in other comprehensive loss, are analyzed as follows as of March 31, 2019 (in thousands):

Description of securities	Amortized cost basis	Fair value	Unrealized loss
ZIM notes	$45,282	$21,412	$(23,870)
HMM notes	21,048	7,935	(13,113)
Total	$66,330	$29,347	$(36,983)

Unrealized loss on available for sale securities
Beginning balance as of January 1, 2019	$(36,378)
Unrealized loss on available for sale securities 2019	(605)
Ending balance as of March 31, 2019	$(36,983)

The Company has agreed to install scrubbers on seven of its vessels, with estimated total costs amounting to approximately $21.6 million out of which advances of $6.3 million were paid before March 31, 2019 and the remaining amount of $15.3 million is expected to be paid in 2019 and had an option to install scrubbers on two more vessels. Additionally, subsequent to March 31, 2019, the Company has exercised its option to install scrubbers on two more vessels for total estimated costs of approximately $6.3 million.

Other assets mainly include non-current assets related to straight-lining of the Company’s revenue amounting to $26.6 million and $23.1 million as of March 31, 2019 and December 31, 2018, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8                                         Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	March 31, 2019	December 31, 2018
Accrued payroll	$920	$924
Accrued interest	6,410	6,304
Accrued expenses	5,469	4,542
Total	$12,799	$11,770

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet and other expenses as of March 31, 2019 and December 31, 2018.

9                              Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

Credit Facility	Balance as of March 31, 2019	Balance as of December 31, 2018
The Royal Bank of Scotland $475.5 mil. Facility	$470,983	$474,743
HSH Nordbank AG - Aegean Baltic Bank - Piraeus Bank $382.5 mil. Facility	379,480	379,762
Citibank $114 mil. Facility	107,492	110,644
Credit Suisse $171.8 mil. Facility	163,901	167,990
Citibank — Eurobank $37.6 mil. Facility	33,491	35,544
Club Facility $206.2 mil.	198,938	202,439
Sinosure Cexim - Citibank - ABN Amro $203.4 mil. Facility	57,630	61,020
Citibank $123.9 mil. Facility	121,044	122,523
Citibank $120 mil. Facility	111,288	115,973
Fair value of debt	(24,256)	(26,065)
Comprehensive Financing Plan exit fees accrued	21,751	21,583
Total long-term debt	1,641,742	$1,666,156
Less: Deferred finance costs, net	(41,121)	(44,271)
Less: Current portion	(112,588)	(113,777)
Total long-term debt net of current portion and deferred finance cost	1,488,033	$1,508,108

Each of the new credit facilities are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, the Company’s investments in ZIM and Hyundai Merchant Marine securities, stock pledges and benefits from corporate guarantees.

As of March 31, 2019, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the financial covenants of the credit facilities as of March 31, 2019 and December 31, 2018.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt, net (Continued)

The Sinosure—Cexim—Citibank—ABN Amro Credit Facility provides for semi-annual amortization payments and the New 2018 Credit Facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities, subject to certain adjustments. The New 2018 Credit Facilities have maturity dates of December 31, 2023 (or in some cases June 30, 2024). The scheduled debt maturities of total long-term debt subsequent to March 31, 2019 are as follows (in thousands):

Payments due by period ended	Fixed principal repayments	Final payments*	Total principal payments
March 31, 2020	$112,588	—	$112,588
March 31, 2021	119,525	—	119,525
March 31, 2022	113,094	—	113,094
March 31, 2023	89,060	—	89,060
March 31, 2024	56,560	$864,057	920,617
Thereafter	—	289,363	289,363
Total long-term debt	$490,827	$1,153,420	$1,644,247

* The final payments include the unamortized remaining principal debt balances under the New 2018 Credit Facilities, as such amount will be determinable following the fixed amortization. As mentioned above, the Company is also subject to quarterly variable principal amortization based on actual free cash flows, which are included under “Final payments” in this table.

The Company incurred nil and $9.6 million of professional fees related to the refinancing discussions with its lenders reported under “Other income/(expenses), net” in the accompanying condensed consolidated statements of income for the three months ended March 31, 2019 and 2018, respectively.

Unpaid loan amendment fees of $23.4 million and $30.5 million are accrued under “Other current liabilities” and of $7.4 million and $14.8 million are accrued under “Other long-term liabilities” as of March 31, 2019 and December 31, 2018, respectively.

10                       Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents and trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Financial Instruments (Continued)

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of available for sale securities is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data. The Company is exposed to changes in fair value of available for sale securities as there is no hedging strategy.

a.  Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $0.9 million was reclassified into earnings for the three months ended March 31, 2019 and 2018, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b.  Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I:  Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2019 and December 31, 2018.

The estimated fair values of the Company’s financial instruments are as follows:

	As of March 31, 2019		As of December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$81,309	$81,309	$77,275	$77,275
Due from related parties	$20,084	$20,084	$17,970	$17,970
ZIM notes	$21,412	$21,412	$21,044	$21,044
HMM notes	$7,935	$7,935	$7,847	$7,847
Equity investment in ZIM	—	—	—	—
Long-term debt, including current portion	$1,641,742	$1,641,742	$1,666,156	$1,666,156

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Financial Instruments (Continued)

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2019:

	Fair Value Measurements as of March 31, 2019
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$21,412	$—	$21,412	$—
HMM notes(1)	$7,935	$—	$7,935	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2019:

	Fair Value Measurements as of March 31, 2019
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,641,742	$—	$1,641,742	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2018:

	Fair Value Measurements as of December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$21,044	$—	$21,044	$—
HMM notes(1)	$7,847	$—	$7,847	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2018:

	Fair Value Measurements as of December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,666,156	$—	$1,666,156	$—

(1)    The fair value is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data, including currently available information on the Company’s counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2)    Long-term debt, including current portion is presented gross of deferred finance costs of $41.1 million and $44.3 million as of March 31, 2019 and December 31, 2018, respectively. The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its increased credit risk and does not include amounts related to the accumulated accrued interest.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                       Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding.

See the Note 7 “Other Non-current Assets” for capital commitments related to the installation of scrubbers on certain of the Company’s vessels.

12                       Stockholders’ Equity

The Company’s largest stockholder, Danaos Investment Limited (“DIL”), contributed $10 million to the Company in connection with the consummation of the Company’s debt refinancing on August 10, 2018. DIL did not receive any shares of common stock or other interests in the Company as a result of this contribution.

Additionally, on August 10, 2018, in connection with this debt refinancing, the Company issued 7,095,877 shares (99,342,271 shares before the 1-for-14 reverse stock split) new shares of common stock to certain of the Company’s lenders, which represented 47.5% of the outstanding common stock immediately after this issuance.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During the three months ended March 31, 2019, the Company did not grant any shares under the plan. During the three months ended March 31, 2019, no new shares were issued.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the three months ended March 31, 2019 and March 31, 2018, none of the directors elected to receive their compensation in Company shares.

On September 14, 2018, the Company granted 298,774 shares (4,182,832 shares before the 1-for-14 reverse stock split) of restricted stock to executive officers of the Company, 50% of which are scheduled to vest on December 31, 2019 and 50% of which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms, under its 2006 Equity Compensation Plan, as amended. These shares of restricted stock are issued and outstanding as of March 31, 2019 and December 31, 2018.

The Company is not permitted to pay cash dividends under the terms of the 2018 debt refinancing until (1) the Company receives in excess of $50 million in net cash proceeds from offerings of Common Stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13                       Lease Arrangements

Charters-out

The future minimum charter revenue, expected to be earned on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of March 31, 2019 (in thousands):

Remainder of 2019	$272,382
2020	354,517
2021	329,521
2022	257,544
2023	172,454
2024 and thereafter	116,111
Total future rentals	$1,502,529

Revenue from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The off-hire assumptions used relate mainly to drydocking and special survey maintenance carried out approximately every 2.5 years per vessel, or every 5 years for vessels less than 15-years old, and which may last approximately 10 to 15 days.

14                       Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	March 31, 2019	March 31, 2018
	(in thousands)
Numerator:
Net income	$33,443	$14,992

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	14,939	7,843
Effect of dilutive securities:
Share based compensation	298	—
Diluted weighted average common shares outstanding	15,237	7,843

The issued and outstanding 15,000,000 warrants to purchase shares of the Company’s common stock (on a pre-split basis), which expired in January 2019, were excluded from the diluted earnings/(loss) per share for the three months ended March 31, 2019 and 2018, because they were antidilutive.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15                       Related Party Transactions

Management fees to Danaos Shipping Company Limited (“the Manager”) amounted to $4.1 million and $4.2 million in the three months ended March 31, 2019 and 2018, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $1.3 million in the three months ended March 31, 2019 and 2018 and are presented under “Voyage expenses” in the condensed consolidated statements of income.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $20.1 million and $18.0 million as of March 31, 2019 and December 31, 2018, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. An amount of $0.5 million and $0.6 million as of March 31, 2019 and December 31, 2018, respectively, was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets.

On August 10, 2018, the term of the Company’s management agreement with the Manager was extended until December 31, 2024.

16                       Subsequent Events

Refinancing of vessels: On April 12, 2019, the Company completed the refinancing of two of its 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect through a sale and leaseback arrangement with a term of five years at the end of which the Company will reacquire the vessels. The net proceeds amounting to $144.8 million were applied pro rata to repay the existing credit facilities secured by mortgages on these vessels.

Reverse stock split: At the Company’s Special Meeting of Stockholders on March 5, 2019, the Company’s shareholders approved an amendment to the Restated Articles of Incorporation to effect a reverse stock split of the issued and outstanding shares of common stock with the exact ratio to be determined by the Board of Directors. On April 16, 2019, the Company’s Board of Directors determined to effect a reverse stock split of the issued and outstanding shares of common stock by a ratio of 1-for-14. The reverse stock split occurred, and the Company’s common stock began trading on a split adjusted basis as of the opening of trading on the NYSE on May 2, 2019 under the existing trading symbol “DAC”. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 213,324,455 to 15,237,456 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split.

Restricted shares:  On May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager, 50% of which are scheduled to vest on December 31, 2019 and 50% of which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms, under its 2006 Equity Compensation Plan, as amended.